Exhibit 16.1

July 15, 2016

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Ladies and Gentlemen:

On July 12, 2016, we resigned as the independent registered public accounting firm for Peak Pharmaceuticals, Inc. (the Company).

We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K dated July 15, 2016, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

Eide Bailly LLP

www.eidebailly.com

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